11018476

cm

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66195

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two PNC Plaza, 620 Liberty Ave.
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 412-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Grant St. Suite 52	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/18

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Investments LLC, as of and for the year ended 12/31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Oct. 7, 2014
Member, Pennsylvania Association of Notaries

Charlene Wilson
Signature

Chief Financial Officer
Title

Joy A. Damico
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Investments LLC and Subsidiary

Consolidated Statement of Financial Condition
Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934
December 31, 2010

PNC Investments LLC and Subsidiary
Index
December 31, 2010

Report of Independent Auditors

To the Member and Board of Managers of
PNC Investments LLC and subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of PNC Investments LLC (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PNC Investments LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2010

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	167,861
Receivables from brokers, dealers and others		25,954
Mutual fund fees receivable		7,052
Premises and equipment at cost (net of accumulated depreciation of $13,275)		2,360
Deferred tax asset		13,283
Intangible asset		2,925
Prepaid expense and other assets		3,719
Total assets	$	223,154
Liabilities and Member's Equity		
Liabilities		
Accrued employee salaries and benefits	$	29,454
Accrued tax liability		11,622
Deferred revenue		31,393
Other liabilities		7,447
Total liabilities		79,916
Member's equity		143,238
Total liabilities and member's equity	$	223,154

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Organization

PNC Investments LLC (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment firm, which provides one-on-one advice about stocks, bonds, options, retirement plans, mutual funds, trust and estate planning, annuities and investment advisory services. The statements reflect the consolidated position of the Company, which includes PNC Insurance Services LLC, which is a wholly owned subsidiary of the Company.

2. Acquisition

Effective December 31, 2008, PNC acquired National City Corporation ("NCC") under an Agreement and Plan of Merger dated October 24, 2008. As a result of this merger, certain assets and liabilities of National City Insurance Group, Inc. ("NCIG"), a subsidiary of NCC, were merged into the Company in 2010. This transaction was recorded by the Company under the provisions of ASC 805, "Business Combinations", regarding transfers of assets between entities under common control. Approximately $42.3 million of assets and $14.4 million of liabilities were added to our Statement of Financial Condition from the transfer which has been reflected in the beginning balance of member's equity.

3. Significant Accounting Policies

Basis of Financial Statement Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Depreciation and Amortization
Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1–5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Intangible Asset
The Company recorded an intangible asset with a finite life in connection with the merger of NCIG. The asset has a useful life of four years. Note 10 contains additional information regarding other intangible assets.

Revenue Recognition
Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses of the Company recorded on a trade date basis. Mutual fund fees include revenues from fees for promoting and distributing mutual funds ("12b-1 fees") and are accrued for quarterly with cash being received in the subsequent quarter. The 12b-1 fees are based on either the average daily fund net asset balances or average daily aggregated net fund sales, and are affected by changes in the overall level and mix of assets under management. Customers' annuity transactions are reported on a settlement date basis including the related commission revenues. The difference between settlement date commission revenue and trade commission revenue is not material. Asset management fees are deferred and recorded to revenue in the period earned.

Income Taxes
The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files separately. The Company uses the assets and liabilities method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing policy with PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

4. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternate method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2010, the Company had net capital of approximately $99.6 million on an unconsolidated basis, which was approximately $99.4 million in excess of its required net capital.

Additionally, the Company operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii). The Company will not hold customer funds or safekeep customer securities. The Company will introduce and clear its customers' transactions on a fully disclosed basis. The Company may receive customer checks made payable to itself and will promptly forward all customer funds and securities to its clearing agent by noon of the next business day following receipt.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various

financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

5. Income Taxes

Significant components of the Company's net deferred tax asset are as follows:

(in thousands of dollars)

Employee benefits	$	7,070
Intangibles		5,040
Other		1,173
Total deferred tax assets	$	13,283

The PNC consolidated federal income tax returns through 2006 have been audited by the Internal Revenue Service and PNC has resolved all disputed matters through the IRS appeals division. The Internal Revenue Service began its examination of PNC's 2007 and 2008 consolidated federal income tax returns during the third quarter of 2010.

The consolidated federal income tax returns of National City through 2007 have been audited by the IRS. Certain adjustments remain under review by the IRS Appeals Division for years 2003 – 2007 and PNC does not anticipate any significant adverse impact to net income. The IRS began its examination of National City's 2008 consolidated federal tax return during the third quarter of 2010.

The Company's policy is to classify interest and penalties associated with income taxes as income taxes. The total accrued interest and penalties at December 31, 2010 was zero.

6. Related-Party Transactions

Cash and cash equivalents as of December 31, 2010 include cash on deposit with an affiliate of approximately $7.5 million and $135.2 million invested in a money market mutual fund with an affiliate.

The Company utilizes the variable rate bond remarketing services of an affiliate, PNC Capital Markets LLC ("PNCCM"), a wholly owned subsidiary of PNC Holding LLC, which is a wholly owned subsidiary of PNC, and is a registered broker dealer. As of December 31, 2010, the Company had a receivable from PNCCM of approximately $18,500 which is reflected in other receivables on the consolidated statement of financial condition.

The Company also utilizes the Retail Trading Desk services of PNCCM to provide a list of securities that PNCCM has available that may be of interest to the customers of the Company. As of December 31, 2010, the Company had a payable to PNCCM of approximately $278,200 which is reflected in other liabilities on the consolidated statement of financial condition.

The Company utilizes Parent employees to generate annuity sales and reimburses the Parent for expenses associated with this activity on a monthly basis. At December 31, 2010, the Company had a payable due to the Parent of approximately $140,800, which is reflected in other liabilities on the consolidated statement of financial condition.

During 2010, the Company paid cash dividends to its Parent of $15.0 million on June 23, 2010, $36.0 million on July 12, 2010 and of $14.0 million on November 29, 2010.

Related-party balances not discussed previously as of and for the year ended December 31, 2010, are listed in the following table:

(in thousands of dollars)

Assets		
Deferred tax asset	$	13,283
Other receivables		138
Other assets		497
Liabilities		
Accrued benefits		14,829
Federal taxes payable		12,212
Other liabilities		414

7. Employee Benefit Plans

The Company's employees can elect to participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that uses certain compensation levels, age, and length of service. Separate financial data for the Company is not available with respect to such plan. The minimum pension liability included in Member's capital is calculated on an annual basis. If the accumulated benefit obligation ("ABO") exceeds the fair value of the pension assets, the employer must recognize a liability that is at least equal to the unfunded ABO. The Company recorded a minimum pension liability adjustment within Member's capital of $1.7 million in 2010.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company recognizes compensation expense for awards issued under these plans in accordance with the fair value recognition provisions of ASC 718 Compensation - Stock Compensation.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2010, allocated Postretirement Benefits, included in accrued employee salaries and benefits in the consolidated statement of financial condition, totaled approximately $1.2 million. No separate financial obligation data for the Company is available with respect to such plan.

PNC sponsors certain other employee benefits, including, but not limited to, payroll taxes, health care, life insurance, and tuition reimbursement for Company employees.

8. Fair Value

All financial instrument assets and liabilities are carried at fair value or at amounts, which approximate fair value.

9. Litigation

In October 2010, the Federal Home Loan Bank of Chicago brought a lawsuit in the Circuit Court of Cook County, Illinois, against numerous financial companies, including PNC, as successor in interest to National City Corporation, and the Company, as successor in interest to NatCity Investments, Inc. (Federal Home Loan Bank of Chicago v. Bank of America Funding Corp., et al. (Case No. 10CH45033)). The complaint alleges that the defendants have liability to the Federal Home Loan Bank of Chicago in a variety of capacities (in the case of the National City entities, as underwriters) under Illinois state securities law and common law in connection with the alleged purchase of private-label mortgage-backed securities by the Federal Home Loan Bank. According to the complaint, the Federal Home Loan Bank purchased approximately $3.3 billion in mortgage-backed securities in total in transactions addressed by the complaint, approximately $345 million of which was allegedly in transactions involving the National City entities. The complaint alleges misrepresentations and commissions in connection with the sales of the mortgage-backed securities in question. In its complaint, the Federal Home Loan Bank seeks, among other things, rescission, unspecified damages, interest, and attorneys' fees. In November 2010 the defendants removed the case to the United States District Court for the Northern District of Illinois. In January 2011 the district court remanded the case to the Circuit Court of Cook County.

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company estimates the claim amounts and carries a litigation reserve on the consolidated statement of financial condition. As of December 31, 2010, the reserve balance was approximately $830,000, which is included in other liabilities on the consolidated statement of financial condition. Management believes the litigation reserve amounts established are adequate to settle such matters and does not anticipate a material adverse effect on the Company's consolidated statement of financial condition as a result of such matters.

10. Intangible Asset

In 2008, PNC purchased NCC. A portion of the purchase price was attributable to finite lived intangible asset related to NCIG. The intangible asset relates to customer based intangibles. The remaining unamortized balance at January 1, 2010 was $3.9 million. The remaining useful life of the intangible was four years as of January 1, 2010.

11. Conversion Credit

During 2010, the Company signed a clearing agreement with National Financial Services LLC. As part of the contract, NFS will credit to the Company $30 million ("Conversion Credit") to assist the Company with conversion and operational expenses incurred by the Company in the conversion to the NFS clearing platform of accounts currently serviced by three other clearing firms, namely: J.J.B. Hilliard, W.L. Lyons Inc, Pershing LLC, and First Clearing, LLC. The Company submits to NFS information reflecting the documented conversion and operational expenses it has incurred that are directly related to the conversion of its accounts from each of the above clearing firms ("Conversion Costs"). NFS will credit into the Company's settlement account a portion of the

Conversion Credit that reflects the amount of the Conversion Costs submitted within one month of receipt of such documentation. In the event that there is any balance remaining of the Conversion Credit upon the third conversion, NFS shall credit Correspondent with such balance within thirty (30) days of such third conversion.

The Company is recognizing the conversion credit on a straight line basis over the life of the contract. As of December 31, 2010 the Company had deferred revenue, related to the conversion credit, of approximately $24.5 million which is included in deferred revenue on the statement of financial condition.

12. Commitments

The Company utilizes the correspondent services of J.J.B. Hilliard, W.L. Lyons Inc., National Financial Services and Pershing LLC ("Clearing Agents"). The Company utilized the services of First Clearing Corporation until conversion to National Financial Services in November 2010. The services include, but are not limited to; trade execution, generation, preparation, and mailing of customers' trade confirmations and account statements; settling transactions in securities between the Company and other brokers and dealers; cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and carrying customer account balances and positions on the Clearing Agents' books, records and balance sheet. The Company utilizes the correspondent services of the Clearing Agents to settle transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the Clearing Agents for any loss, liability, cost, or expense incurred by the Clearing Agents as a result of the failure of any customer of the Company introduced to the Clearing Agents to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. The Company had no reserve recorded for this as of December 31, 2010. As of December 31, 2010, the Company had recorded a revenue receivable from the Clearing Agents of approximately $15.8 million which is included in receivables from brokers and dealers on the consolidated statement of financial condition.

The Company leases certain facilities and various types of equipment under noncancelable leases.

At December 31, 2010, future minimum rentals under these lease agreements are as follows:

(in thousands of dollars)	**Minimum Rental**
2011	$ 346
2012	214
2013	218
2014	176
	$ 954

13. Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures About Fair Value Measurements. This guidance requires new disclosures as follows: 1) transfers in and out of Levels 1 and 2 and the reasons for the transfers, 2) additional breakout of asset and liability categories and 3) purchases, sales, issuances and settlements to be reported separately in the Level 3 rollforward. This guidance was effective for the Company for first quarter 2010 reporting with the exception of item 3 which is effective beginning with first quarter 2011 reporting.

14. Property and Equipment

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight line method over the estimated useful lives of the related assets, which range from one to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment at December 31, 2010 consisted of:

(in thousands of dollars)

Leasehold improvements	$	580
Furniture		4,886
Equipment		5,524
Jobs in process		1,125
Software		3,520
		15,635
Less: Accumulated depreciation		13,275
Net property and equipment	$	2,360

15. Subsequent Events

The company has evaluated events subsequent to December 31, 2010, both recognized and unrecognized, for their impact on the reported results and disclosures through December 31, 2010. There have been no significant events that occurred from December 31, 2010 through February 28, 2011, the date the financial statements were issued.